CONNER & WINTERS, LLP

4000 One Williams Center
Tulsa, Oklahoma 74172
918.586.5711 Phone
918.586.8982 Fax
www.cwlaw.com
Lynnwood R. Moore, Jr.	Direct Line: (918) 586-5691
Attorney at Law	Direct Fax: (918) 586-8691
lmoore@cwlaw.com

January 15, 2009

Ms. Ta Tanisha Meadows
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549-0405

Re:           ADDvantage Technologies Group, Inc.
Item 4.01 Form 8-K
Filed January 8, 2009
File No. 001-10799

Dear Ms. Meadows:

In connection with your review of the captioned filing (the "Form 8-K"), we offer the following responses to the comments and requests contained in your January 9, 2009 letter to Scott A. Francis of ADDvantage Technologies Group, Inc. (the "Company").  To facilitate your review of our responses, we have restated each of your comments followed by our response.  In addition, the response to each of the comments is numbered to correspond to those numbers used in your letter.

Item 4.01 Form 8-K Filed January 8, 2009

1.  We note in your disclosure in the first paragraph that your audit committee approved the engagement of the successor firm.  Please disclose the date that you actually engaged HoganTaylor.  If you have not actually engaged HoganTaylor, please acknowledge your obligation to file a current report on Form 8-K to report the engagement and provide the disclosures required by paragraph (a)(2) of Item 304 of Regulation S-K.

Company's response:

The Company's Audit Committee engaged HoganTaylor LLP ("HoganTaylor") as the Company's independent registered public accounting firm on January 7, 2009, the date that HoganTaylor became the resulting entity following the combination of the Company's prior accountants, Hogan & Slovacek, P.C. ("Hogan & Slovacek") and Tullius Taylor Sartain & Sartain LLP.  January 7, 2009, is also the date as of which Hogan & Slovacek resigned as the Company's auditors.  An amendment on Form 8-K/A is being filed concurrently herewith to clarify the date that HoganTaylor was engaged by the Company.

2.  Please note that you are also required to file a letter from HoganTaylor [sic; Hogan & Slovacek] stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree.  The updated letter should be filed within two business days of its receipt or 10 business days after filing any amendment.  Please acknowledge this obligation.  Refer to Items 304(a)(3) and 601(b) of Regulation S-K.

Company's response:

We understand from Mr. Francis that, based upon his telephone conference with you, your comment meant to refer to Hogan & Slovacek, the Company's prior accountants, rather than HoganTaylor.  The Company provided a copy of the disclosures it is making in response to Item 304(a) of Regulation S-K on Form 8-K/A Amendment No. 1 ("Amendment No. 1") to Hogan & Slovacek and requested that it furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements in Amendment No. 1 and, if it does not agree, the respects in which it does not agree.  A copy of Hogan & Slovacek's letter dated January 15, 2009, is filed as Exhibit 16.1 to Amendment No. 1.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Closing Comments

To expedite the conveyance of any additional comments or if you have any questions, please feel free to call me at (918) 586-5691 or Kathryn Kindell at this firm at (918) 586-8963 at any time.

Sincerely,

/s/ Lynnwood R. Moore, Jr.

Lynnwood R. Moore, Jr.

cc:         ADDvantage Technologies Group, Inc.
Mr. Kenneth A. Chymiak
Mr. Scott A. Francis